UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F   [X]           Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [_]                 No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 24, 2003, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2003. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2003 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2003 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                By: /signed/ Kimberley Okell
                                    --------------------------------------------
                                    Name:  Kimberley Okell
                                    Title: Legal Counsel and Corporate Secretary



Date: March 27, 2003

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


        EXFO EXPECTS IMPROVED RESULTS AFTER SEASONALITY IN SECOND QUARTER

o    POSITIVE CASH FLOWS FROM OPERATING ACTIVITIES FOR THIRD CONSECUTIVE QUARTER

o    STRONG BALANCE SHEET WITH CASH POSITION OF US$57.8 MILLION

o    NEW PRODUCTS ACCOUNT FOR MORE THAN 50% OF SALES IN SECOND QUARTER

o    LAUNCHED 13 NEW PRODUCTS SINCE BEGINNING OF FISCAL 2003

QUEBEC CITY, CANADA, March 24, 2003--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that, as expected, it was affected by seasonality in the second quarter of fiscal 2003, but forecasted improved sales for the next quarter.

Sales decreased 17% to US$14.8 million in the second quarter ended February 28, 2003 from US$17.7 million in the first quarter of 2003, but increased 1% from US$14.6 million in the second quarter of 2002.

"As anticipated, sales dropped in the second quarter due to the seasonal impact related to the months of December, January and February," said Germain Lamonde, Chairman, President and CEO of EXFO. "We witnessed less year-end budgetary flush outs in an already shortened December and many customers delayed their new budget approvals until February. Recent trends for bookings and quote rates, however, represent positive signs for the upcoming quarter."

EXFO forecasted sales between US$16.0 million and US$19.0 million and a pro forma* net loss between US$0.05 and US$0.02 per share for the third quarter of fiscal 2003, assuming no major changes in the current business environment.

"I believe that our broad product portfolio with 13 new products launched since the beginning of fiscal 2003, our more than 50% of sales in the last quarter coming from new products, our well-established base of more than 10,000 modular platforms, and our strong cash position of US$57.8 million are providing us with the competitive advantages to continue gaining the favor of our more than 2000 customers worldwide," added Mr. Lamonde.

Pro forma* net loss for the second quarter of fiscal 2003 amounted to US$3.4 million, or US$0.05 per share, compared to a pro forma net loss of US$1.4 million, or US$0.02 per share, for the previous quarter and a pro forma net loss of US$4.1 million, or US$0.07 per share, for the second quarter of 2002.

Net loss for the second quarter of fiscal 2003 totaled US$4.2 million, or US$0.07 per share, compared to a net loss of US$2.2 million, or US$0.03 per share, for the first quarter of 2003 and a net loss of US$22.7 million, or US$0.37 per share, for the second quarter of 2002.

Cash flows from operating activities, which were positive for a third consecutive reporting period, reached US$6.6 million in the second quarter of fiscal 2003 compared to US$2.8 million in the first quarter of 2003 and cash flows from operating activities used of US$4.7 million in the second quarter of 2002.

Gross margin for the second quarter of fiscal 2003 represented 48.9% of sales compared to 56.7% for the previous quarter and 51.9% (excluding inventory write-offs) for the second quarter of 2002.

"The sequential drop in gross margin can be attributed to a larger proportion of indirect sales outside of North America, less absorption of fixed costs on lower sales volume, and pricing pressure from financially leveraged vendors," Mr. Lamonde explained. "But we anticipate our gross margin to range between 50% to 55% in the next quarter and we're pleased with the great progress made in our protocol-layer test activities."

BUSINESS HIGHLIGHTS
In the second quarter, EXFO launched the patent-pending FTB-5500B Polarization Mode Dispersion (PMD) Analyzer for the carrier market. This next-generation PMD Analyzer is the only portable instrument that can characterize PMD levels in high-speed optical networks by sweeping through erbium-doped fiber amplifiers (EDFAs).

OPERATING EXPENSES
Selling and administrative expenses amounted to US$7.0 million, or 47.7% of sales, for the second quarter of fiscal 2003 compared to US$7.6 million, or 42.9% of sales, for the first quarter of 2003 and US$9.3 million, or 63.4% of sales, for the second quarter of 2002.

Gross research and development expenses totaled US$4.4 million, or 29.9% of sales, in the second quarter of fiscal 2003 compared to US$4.2 million, or 23.7% of sales, for the previous quarter and US$4.8 million, or 33.0% of sales, for the second quarter of 2002.

CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 5 p.m. (EST) to review its second-quarter results for fiscal 2003. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-6371. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until March 31, 2003. The replay number is 1-416-695-9728. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

       *PRO FORMA NET LOSS REPRESENTS NET LOSS EXCLUDING AMORTIZATION OF
        GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS, RESTRUCTURING CHARGES AND INVENTORY WRITE-OFFS. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

                                                THREE MONTHS ENDED              SIX MONTHS ENDED
                                                   FEBRUARY 28,                   FEBRUARY 28,
                                             --------------------------    ---------------------------
                                                2003           2002           2003            2002
                                             -----------    -----------    -----------     -----------
                                                                   (UNAUDITED)
     NET LOSS IN ACCORDANCE WITH GAAP        $   (4,246)    $  (22,675)    $   (6,404)     $  (41,730)

     PRO FORMA ADJUSTMENTS:
     AMORTIZATION OF GOODWILL                        --         12,409             --          24,859
     AMORTIZATION OF INTANGIBLE ASSETS            1,260          3,469          2,482           6,740
     TAX EFFECT ON AMORTIZATION OF
       INTANGIBLE ASSETS                           (440)        (1,281)          (861)         (2,426)
     RESTRUCTURING CHARGES AND INVENTORY
       WRITE-OFFS                                    --          6,309             --          10,219
     TAX EFFECT ON RESTRUCTURING CHARGES
       AND INVENTORY WRITE-OFFS                      --         (2,330)            --          (3,698)
                                             -----------    -----------    -----------     -----------

     PRO FORMA NET LOSS                      $   (3,426)    $   (4,099)    $   (4,783)     $   (6,036)
                                             ===========    ===========    ===========     ===========

   BASIC AND DILUTED NET LOSS PER SHARE
      IN ACCORDANCE WITH GAAP                $   (0.07)     $   (0.37)     $   (0.10)      $   (0.70)

   BASIC AND DILUTED PRO FORMA NET LOSS
      PER SHARE                              $   (0.05)     $   (0.07)     $   (0.08)      $   (0.10)

   EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE INVESTOR BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.


ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO develops products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for transmission system and optical component vendors as well as for research and development labs.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors, including increasing global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


FOR MORE INFORMATION:
Vance Oliver
Investor Relations
(418) 683-0211
vance.oliver@exfo.com
---------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                     INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)


                                                                      AS AT                  AS AT
                                                                  FEBRUARY 28,            AUGUST 31,
                                                                      2003                   2002
                                                                ------------------     ------------------
                                                                   (UNAUDITED)
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents                                      $          7,305       $          9,128
 Short-term investments                                                   50,446                 40,553
 Accounts receivable
      Trade, less allowance for doubtful accounts of $447
          ($520 as at August 31, 2002)                                     8,688                  9,881
      Other                                                                1,636                  3,267
 Income taxes and tax credits recoverable                                  4,013                 13,473
 Inventories (note 5)                                                     21,603                 23,822
 Prepaid expenses                                                          1,270                  1,280
 Future income taxes                                                       4,952                  1,272
                                                                ------------------     ------------------

                                                                          99,913                102,676

 INCOME TAXES AND TAX CREDITS RECOVERABLE                                  5,535                  6,234

 PROPERTY, PLANT AND EQUIPMENT                                            26,079                 26,246

 INTANGIBLES ASSETS (note 7)                                              15,301                 16,464

 GOODWILL (note 3)                                                        21,171                 17,576

 FUTURE INCOME TAXES                                                      12,407                  8,730
                                                                ------------------     ------------------

                                                                $        180,406       $        177,926
                                                                ------------------     ------------------
 LIABILITIES

 CURRENT LIABILITIES
 Accounts payable and accrued liabilities (note 6)              $         10,579       $         10,699
 Deferred revenue                                                            203                    503
 Current portion of long-term debt                                           106                    100
                                                                ------------------     ------------------

                                                                          10,888                 11,302

 DEFERRED GRANTS                                                             596                    654

 LONG-TERM DEBT                                                              515                    564
                                                                ------------------     ------------------

                                                                          11,999                 12,520
                                                                ------------------     ------------------
 CONTINGENCY (note 9)

 SHAREHOLDERS' EQUITY

 SHARE CAPITAL                                                           492,411                489,611

 CONTRIBUTED SURPLUS                                                       1,498                  1,487

 CUMULATIVE TRANSLATION ADJUSTMENT                                        (2,260)                (8,854)

 DEFICIT                                                                (323,242)              (316,838)
                                                                ------------------     ------------------

                                                                         168,407                165,406
                                                                ------------------     ------------------

                                                                $        180,406       $        177,926
                                                                ==================     ==================

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                THREE MONTHS                               THREE MONTHS
                                               ENDED FEBRUARY       SIX MONTHS ENDED      ENDED FEBRUARY       SIX MONTHS ENDED
                                                  28, 2003          FEBRUARY 28, 2003        28, 2002         FEBRUARY 28, 2002
                                              ------------------   -------------------  -------------------  -------------------
 SALES                                        $        14,753      $        32,501      $        14,601      $        34,739

 COST OF SALES*                                         7,544               15,229               12,885               25,417
                                              ------------------   -------------------  -------------------  -------------------

 GROSS MARGIN                                           7,209               17,272                1,716                9,322
                                              ------------------   -------------------  -------------------  -------------------

 OPERATING EXPENSES
 Selling and administrative                             7,036               14,644                9,252               19,577
 Net research and development  (note 8)                 3,488                6,799                3,673                6,818
 Amortization of property, plant and
      equipment                                         1,510                2,994                1,487                2,835
 Amortization of intangible assets                      1,260                2,482                3,469                6,740
 Restructuring charges (note 4)                            --                   --                  447                  857
                                              ------------------   -------------------  -------------------  -------------------

 TOTAL OPERATING EXPENSES                              13,294               26,919               18,328               36,827
                                              ------------------   -------------------  -------------------  -------------------

 LOSS FROM OPERATIONS                                  (6,085)              (9,647)             (16,612)             (27,505)

 Interest income, net                                     294                  550                  279                  978
 Foreign exchange gain (loss)                            (737)                (710)                  54                   87
                                              ------------------   -------------------  -------------------  -------------------

 LOSS BEFORE INCOME TAXES AND AMORTIZATION
      OF GOODWILL                                      (6,528)              (9,807)             (16,279)             (26,440)
                                              ------------------   -------------------  -------------------  -------------------

 INCOME TAXES
      Current                                             (79)               3,681               (5,241)              (7,815)
      Future                                           (2,203)              (7,084)                (772)              (1,754)
                                              ------------------   -------------------  -------------------  -------------------

                                                       (2,282)              (3,403)              (6,013)              (9,569)
                                              ------------------   -------------------  -------------------  -------------------

 LOSS BEFORE AMORTIZATION OF GOODWILL                  (4,246)              (6,404)             (10,266)             (16,871)

 AMORTIZATION OF GOODWILL (note 2)                         --                   --               12,409               24,859
                                              ------------------   -------------------  -------------------  -------------------

 NET LOSS FOR THE PERIOD                      $        (4,246)     $        (6,404)     $       (22,675)     $       (41,730)
                                              ==================   ===================  ===================  ===================

 BASIC AND DILUTED LOSS PER SHARE
      Loss before amortization of goodwill    $        (0.07)      $        (0.10)      $        (0.17)      $        (0.28)
      Net loss                                $        (0.07)      $        (0.10)      $        (0.37)      $        (0.70)

 BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                              62,998               62,678               61,321               59,822

 DILUTED WEIGHTED AVERAGE NUMBER OF SHARES             63,436               63,094               61,654               60,198
      OUTSTANDING (000'S) (note 10)

* Including inventory write-offs of $5,862 and $9,362 for the three months and the six months ended February 28, 2002, respectively, nil in 2003 (note
     4).

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

 DEFICIT
                                                SIX MONTHS ENDED
                                                  FEBRUARY 28,
                                     -----------------------------------------
                                                 2003                   2002
                                     ------------------     ------------------

 BALANCE - BEGINNING OF PERIOD       $       (316,838)      $         (8,314)

 ADD
 Net loss for the period                       (6,404)               (41,730)
                                     ------------------     ------------------

 BALANCE - END OF PERIOD             $       (323,242)      $        (50,044)
                                     ==================     ==================


 CONTRIBUTED SURPLUS
                                                SIX MONTHS ENDED
                                                  FEBRUARY 28,
                                     -----------------------------------------
                                                 2003                   2002
                                     ------------------     ------------------

 BALANCE - BEGINNING OF PERIOD       $          1,487       $          1,457

 ADD
 Premium on resale of share capital                11                     26
                                     ------------------     ------------------

 BALANCE - END OF PERIOD             $          1,498       $          1,483
                                     ==================     ==================


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                   THREE MONTHS                            THREE MONTHS
                                                  ENDED FEBRUARY      SIX MONTHS ENDED    ENDED FEBRUARY      SIX MONTHS ENDED
                                                     28, 2003        FEBRUARY 28, 2003       28, 2002        FEBRUARY 28, 2002
                                                ------------------- ------------------- -------------------  ------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss for the period                        $         (4,246)   $         (6,404)   $        (22,675)    $        (41,730)
 Add (deduct) items not affecting cash and
      cash equivalents
      Discount on short-term investments                       6                 263                   1                  541
      Inventory write-offs                                    --                  --               5,862                9,362
      Amortization                                         2,770               5,476              17,365               34,434
      Foreign exchange loss (gain) on
          disposal of short-term investments                  --                 (42)                  3                  (76)
      Future income taxes                                 (2,203)             (7,084)               (772)              (1,754)
 Change in non-cash operating items
      Accounts receivable                                  3,733               3,358               6,182               15,103
      Income taxes and tax credits
          recoverable                                      5,336              10,641              (8,189)             (16,300)
      Inventories                                          1,788               3,983                 964                  (27)
      Prepaid expenses                                        76                 107                  43                   94
      Accounts payable and accrued
          liabilities                                       (605)               (492)             (3,225)              (5,447)
      Deferred revenue                                       (32)               (306)               (104)                (219)
      Deferred grants                                        (43)                (85)               (115)                (334)
                                                ------------------- ------------------- -------------------  ------------------
                                                           6,580               9,415              (4,660)              (6,353)
                                                ------------------- ------------------- -------------------  ------------------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Repayment of long-term debt                                 (42)                (78)                (22)                 (59)
 Redemption of share capital                                  (1)                 (7)                 --                   (2)
 Resale of share capital                                       4                  18                  --                   28
 Share issue expenses                                         --                   4                  --                  (14)
                                                ------------------- ------------------- -------------------  ------------------
                                                             (39)                (63)                (22)                 (47)
                                                ------------------- ------------------- -------------------  ------------------
 CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to short-term investments                    (122,436)           (211,185)           (104,400)            (383,046)
 Proceeds from disposal of short-term
      investments                                        115,903             203,292              97,555              404,131
 Additions to property, plant and equipment
      and intangible assets                                 (367)             (2,016)             (1,162)              (4,300)
 Business combinations (note 3)                              (26)             (1,867)                 --               (9,756)
                                                ------------------- ------------------- -------------------  ------------------

                                                          (6,926)            (11,776)             (8,007)               7,029
                                                ------------------- ------------------- -------------------  ------------------

 CHANGE IN CASH AND CASH EQUIVALENTS                        (385)             (2,424)            (12,689)                 629

 EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
      CASH AND CASH EQUIVALENTS                              609                 601                 (82)                (253)

 CASH AND CASH EQUIVALENTS - BEGINNING OF
      PERIOD                                               7,081               9,128              20,876                7,729
                                                ------------------- ------------------- -------------------  ------------------

 CASH AND CASH EQUIVALENTS - END OF PERIOD      $          7,305    $          7,305    $          8,105     $          8,105
                                                =================== =================== ===================  ==================

 SUPPLEMENTARY INFORMATION
 Interest paid                                  $             33    $             86    $             43     $             96
 Income taxes paid (recovered)                  $         (4,537)   $         (5,462)   $          1,745     $          6,218


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1   INTERIM FINANCIAL INFORMATION

    The financial information as at February 28, 2003 and for the periods ended February 28, 2002 and 2003 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

    These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2   NEW ACCOUNTING STANDARDS

    In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company adopted this new standard prospectively on September 1, 2002. The company elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method and consequently, the adoption of this new standard had no impact on the company's financial results. However, the company complied with the standard by providing the required pro forma disclosures.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    Therefore, if the fair value-based method had been used to account for stock-based compensation costs related to stock options granted to employees since the adoption of the standard on September 1, 2002, the net loss and the related net loss per share figures would be as follows on a pro forma basis:

                                                                      THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                       FEBRUARY 28, 2003        FEBRUARY 28, 2003
                                                                      --------------------     --------------------
                                                                          (UNAUDITED)               (UNAUDITED)
    Net loss for the period                                           $         (4,246)        $         (6,404)
    Pro forma adjustment for stock-based compensation costs                       (106)                    (163)
                                                                      --------------------     --------------------

    Pro forma net loss for the period                                 $         (4,352)        $         (6,567)
                                                                      ====================     ====================

    Net loss per share                                                $          (0.07)        $          (0.10)
    Pro forma net loss per share                                      $          (0.07)        $          (0.10)

    These options, which have a weighted average fair value of $0.77, will generate aggregate stock-based compensation costs of $948,400 over their vesting periods. Those costs will be amortized over their vesting periods using the graded vesting method resulting in annual stock-based compensation costs of $381,500, $290,800, $180,500, 87,000 and $8,600 over the next five fiscal years.

    The fair value of options granted was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                       THREE MONTHS ENDED    SIX MONTHS ENDED
                                        FEBRUARY 28, 2003    FEBRUARY 28, 2003
                                       --------------------  -------------------
                                           (UNAUDITED)         (UNAUDITED)

    Risk-free interest rate                        4.1%                 4.2%
    Expected volatility                             80%                  80%
    Dividend yield                                  Nil                  Nil
    Weighted average expected life            27 months            29 months

    The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    In August 2001, the CICA issued section 3062 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon the adoption of this section. For any acquisitions completed after June 30, 2001, goodwill is not amortized. The company adopted section 3062 prospectively on September 1, 2002. Since the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

    Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

    This change in accounting policy has been applied prospectively and consequently, the amounts presented for prior periods have not been restated. The consolidated statements of earnings for the periods ended February 28, 2002 show the net loss and the net loss per share figures before the amortization of goodwill.


3   BUSINESS COMBINATION

    On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of GNUBI COMMUNICATIONS, L.P., a U.S. company which supplies multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories. This acquisition was made to fully complement the company's offering, to enhance its competitive position with network service providers and system vendors as well as to expand its presence in the data communications test market.

    This acquisition was settled for a total consideration valued at $4,663,000 including acquisition-related costs of $162,000. The consideration paid consisted of $1,867,000 in cash, $2,796,000 by the issuance of 1,479,290 subordinate voting shares and a cash contingent consideration up to a maximum of $2,900,000, based on sales volume of EXFO Gnubi for the twelve months following the acquisition.

    The cash contingent consideration to be paid upon the realization of the defined sales volume is accounted for as additional acquisition cost and is recognized as additional cost of acquired core technology as sales occur. Since October 7, 2002, the company recognized $100,000 as additional cost of acquired core technology based on realized sales of EXFO Gnubi.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002.

    This acquisition has been accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

    The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:


                                                         (UNAUDITED)
    Assets acquired
         Current assets                             $                755
         Property, plant and equipment                               334
         Core technology                                             750
    Current liabilities assumed                                     (134)
                                                    ----------------------

    Net identifiable assets acquired                               1,705

    Goodwill                                                       2,958
                                                    ----------------------

    Purchase price                                                 4,663

    Less: Subordinate voting shares issued                         2,796
                                                    ----------------------

    Cash paid                                       $              1,867
                                                    ======================

    Core technology, which represents the existing technology that has reached technological feasibility, is amortized on a straight-line basis over its estimated useful life of five years. Goodwill, which will be fully deductible for income tax purposes, is not amortized but will be reviewed for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of EXFO Gnubi below its carrying value.


4   RESTRUCTURING CHARGES AND INVENTORY WRITE-OFFS

    In November 2001, the company incurred restructuring charges to reduce costs and increase efficiency. The company recorded $410,000 in severance expenses for the 101 employees who were terminated, which are included in the restructuring charges in the statement of earnings for the six months ended February 28, 2002. The company also recorded $3,500,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same period. In February 2002, the company incurred additional restructuring charges in order to align its cost structure to market conditions. The company recorded $447,000 in severance expenses for the additional 57 employees who were terminated, which are included in the restructuring charges in the statements of earnings for the periods ended February 28, 2002. The company also recorded $5,862,000 in additional inventory write-offs for excess and obsolete inventories, which is included in the cost of sales in the statements of earnings for the periods ended February 28, 2002. As at February 28, 2003, severance expenses related to these restructuring plans were fully paid.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


5   INVENTORIES

                                                                           AS AT
                                                AS AT                   AUGUST 31,
                                           FEBRUARY 28, 2003               2002
                                          ---------------------    ----------------------
                                              (UNAUDITED)
      Raw materials                       $         11,709         $         13,507
      Work in progress                               1,337                    1,382
      Finished goods                                 8,557                    8,933
                                          ---------------------    ----------------------
                                          $         21,603         $         23,822
                                          =====================    ======================

6     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                          AS AT
                                                                 AS AT                  AUGUST 31,
                                                           FEBRUARY 28, 2003               2002
                                                         ---------------------    ----------------------
                                                             (UNAUDITED)

      Trade                                              $          4,539         $           4,738
      Salaries and social benefits                                  3,727                     2,638
      Warranty                                                        839                       849
      Tax on capital                                                  604                       856
      Restructuring charges                                           372                       782
      Other                                                           498                       836
                                                         ---------------------    ----------------------

                                                         $         10,579         $          10,699
                                                         =====================    ======================


7    INTANGIBLE ASSETS

                                                                               AS AT FEBRUARY 28, 2003
                                                         ------------------------------------------------------------------
                                                                                    ACCUMULATED
                                                                COST               AMORTIZATION                NET
                                                         -------------------    --------------------   --------------------
                                                                                     (UNAUDITED)
     Core technology                                     $         32,770       $         17,591       $        15,179
     Acquired in-process research and development                   4,311                  4,311                    --
     Work force                                                     2,191                  2,191                    --

     Other                                                            543                    421                   122
                                                         -------------------    --------------------   --------------------
                                                         $         39,815       $         24,514       $        15,301
                                                         ===================    ====================   ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


                                                                                  AS AT AUGUST 31, 2002
                                                         ------------------------------------------------------------------
                                                                                    ACCUMULATED
                                                                COST               AMORTIZATION                NET
                                                         -------------------    --------------------   --------------------
     Core technology                                     $         31,086       $         14,816       $        16,270
     Acquired in-process research and development                   4,195                  4,195                    --
     Work force                                                     2,148                  2,148                    --

     Other                                                            498                    304                   194
                                                         -------------------    --------------------   --------------------

                                                         $         37,927       $         21,463       $        16,464
                                                         ===================    ====================   ====================


8   NET RESEARCH AND DEVELOPMENT EXPENSES

                                                THREE MONTHS                              THREE MONTHS
                                               ENDED FEBRUARY      SIX MONTHS ENDED      ENDED FEBRUARY       SIX MONTHS ENDED
                                                  28, 2003         FEBRUARY 28, 2003        28, 2002         FEBRUARY 28, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)           (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
      Gross research and development                                         8,622                 4,823                9,033
          expenses                           $          4,415     $                     $                    $
      Research and development tax credits               (912)              (1,793)               (1,075)              (2,017)
      Government grants                                   (15)                 (30)                  (75)                (198)
                                             -------------------  -------------------   ------------------   ------------------
                                             $          3,488     $          6,799      $          3,673     $          6,818
                                             ===================  ===================   ==================   ==================

9   CONTINGENCY

    On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

    In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Telling Agreements entered into with the plaintiffs.

    Management believes that the company and its executive officers have fully complied with all applicable securities laws and that the claims against it are without merit. The company has referred this matter to its insurers and is vigorously defending its position in this litigation. However, at this time, it is not possible to predict the final outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the consolidated financial statements as of February 28, 2003.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


10  LOSS PER SHARE

    The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculation:

                                                THREE MONTHS                              THREE MONTHS
                                               ENDED FEBRUARY      SIX MONTHS ENDED      ENDED FEBRUARY       SIX MONTHS ENDED
                                                  28, 2003         FEBRUARY 28, 2003        28, 2002         FEBRUARY 28, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)           (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
      Basic weighted average number of
          shares outstanding (000's)                   62,998               62,678                61,321               59,822
      Stock options (000's)                               293                  236                    64                   62
      Restricted stock awards (000's)                     145                  180                   269                  314
                                             -------------------  -------------------   ------------------   ------------------

      Diluted weighted average number of
          shares outstanding (000's)                   63,436               63,094                61,654               60,198
                                             ===================  ===================   ==================   ==================

      Stock options excluded from the
          calculation of diluted earnings
          per share because the exercise
          price was greater than the
          average market price of the
          common shares (000's)                         2,684                2,630                 2,654                2,540
                                             ===================  ===================   ==================   ==================

    The diluted loss per share for the periods ended February 28, 2002 and 2003, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.


11  DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

    These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 19 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent consolidated annual financial statements and provides a quantitative analysis of the significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                                THREE MONTHS                              THREE MONTHS
                                               ENDED FEBRUARY      SIX MONTHS ENDED      ENDED FEBRUARY       SIX MONTHS ENDED
                                                  28, 2003         FEBRUARY 28, 2003        28, 2002         FEBRUARY 28, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)           (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
      Net loss for the period in accordance
          with Canadian GAAP                    $ (4,246)           $ (6,404)            $  (22,675)         $   (41,730)
      Non-cash stock-based compensation
          costs related to stock option plan          (2)                (55)                  (224)                (431)
      Non-cash stock-based compensation
          costs related to stock purchase
          plan                                       (69)               (140)                  (232)                (359)
      Non-cash stock-based compensation
          costs related to restricted stock
          award plan                                (221)               (568)                (1,115)              (2,027)
      Unrealized gains (losses) on forward
          exchange contracts                          --                  --                     46                 (220)
      Future income taxes on forward
          exchange contracts                          --                  --                    (15)                  73
      Acquired in-process research and
          development                                 --                  --                    420                 (840)
      Future income taxes on acquired
          in-process research and development         --                  --                   (133)                (179)
      Amortization of intangible assets              239                 478                     --                   --
      Future income taxes on amortization of
          intangible assets                          (80)               (160)                    --                   --
      Amortization of goodwill                        --                  --                 (3,237)              (6,479)
                                             -------------------  -------------------   ------------------   ------------------

      Net loss for the period in accordance
          with U.S. GAAP                          (4,379)             (6,849)               (27,165)             (52,192)

      Other comprehensive income (loss)
          Foreign currency translation
               adjustments                         7,195               6,594                 (5,805)             (10,901)
                                             -------------------  -------------------   ------------------   ------------------

      Comprehensive income (loss)               $  2,816             $  (255)             $ (32,970)           $ (63,093)
                                             ===================  ===================   ===================  ==================

      Basic and diluted net loss per share
          in accordance with
          U.S. GAAP                             $ (0.07)             $ (0.11)             $   (0.44)            $  (0.87)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    SHAREHOLDERS' EQUITY

    As a result of the aforementioned adjustments to net loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

    SHARE CAPITAL

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Share capital in accordance with Canadian GAAP                            $        492,411         $        489,611
      Stock-based compensation costs related to stock purchase
          plan
          Current period                                                                     (88)                     (64)
          Cumulative effect of prior periods                                               5,748                    2,542
      Reclassification from other capital upon exercise of restricted stock
          awards                                                                           1,582                    3,270
      Shares issued upon business combinations                                            65,584                   65,584
                                                                                ---------------------    ----------------------

      Share capital in accordance with U.S. GAAP                                $        565,237         $        560,943
                                                                                =====================    ======================


     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Deferred stock-based compensation costs in accordance with Canadian
          GAAP                                                                  $             --         $             --
      Stock-based compensation costs related to stock-based compensation plans
          Cumulative effect of prior periods                                              (2,867)                  (7,968)
      Amortization for the period                                                            996                    4,698
      Reduction of stock-based compensation costs                                             73                      403
                                                                                ---------------------    ----------------------

      Deferred stock-based compensation costs in accordance with U.S. GAAP      $         (1,798)        $         (2,867)
                                                                                =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    OTHER CAPITAL

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Other capital in accordance with Canadian GAAP                            $             --         $             --
      Stock-based compensation costs related to stock-based compensation plans
          Cumulative effect of prior periods                                               7,693                   12,350
      Reduction of stock-based compensation costs                                           (218)                  (1,387)
      Reclassification to share capital upon exercise of restricted stock
          awards                                                                          (1,582)                  (3,270)
                                                                                ---------------------    ----------------------

      Other capital in accordance with U.S. GAAP                                $          5,893         $          7,693
                                                                                =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    DEFICIT

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Deficit in accordance with Canadian GAAP                                  $        (323,242)       $         (316,838)
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                     (763)                   (3,650)
          Cumulative effect of prior periods                                              (10,574)                   (6,924)
      Unrealized gains on forward exchange contracts, net of related future income taxes
          Current period                                                                       --                       232
          Cumulative effect of prior periods                                                  349                       117
      Future income taxes on acquired in-process research and development
          Current period                                                                       --                      (444)
          Cumulative effect of prior periods                                               (1,380)                     (936)
      Write-down of goodwill and intangible assets
          Current period                                                                       --                   (62,557)
          Cumulative effect of prior periods                                              (62,557)                       --
      Future income taxes on write-down of intangible assets
          Current period                                                                       --                     1,154
          Cumulative effect of prior periods                                                1,154                        --
      Amortization of intangible assets
          Current period                                                                      478                       239
          Cumulative effect of prior periods                                                  239                        --
      Future income taxes on amortization of intangible assets
          Current period                                                                     (160)                      (80)
          Cumulative effect of prior periods                                                  (80)                       --
      Amortization of goodwill
          Current period                                                                       --                    (9,263)
          Cumulative effect of prior periods                                              (17,716)                   (8,453)
      Change in reporting currency
          Cumulative effect of prior periods                                                1,016                     1,016
                                                                                ---------------------    ----------------------
      Deficit in accordance with U.S. GAAP                                      $        (413,236)       $         (406,387)
                                                                                =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    ----------------------
                                                                                    (UNAUDITED)
      Foreign currency translation adjustments
      Balance - Beginning of period                                             $          (9,870)       $           (9,349)
      Change during the period                                                              6,594                     (521)
                                                                                ---------------------    ----------------------
      Balance - End of period                                                   $          (3,276)       $           (9,870)
                                                                                =====================    ======================

    BALANCE SHEETS

    The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP.

                                                      AS AT FEBRUARY 28, 2003                   AS AT AUGUST 31, 2002
                                               --------------------------------------- ----------------------------------------
                                                  AS REPORTED          U.S. GAAP          AS REPORTED           U.S. GAAP

                                                  (UNAUDITED)         (UNAUDITED)
      Intangible assets
          Cost                                 $         39,815    $         32,034    $         37,927    $         30,301
          Accumulated amortization                      (24,514)            (19,487)            (21,463)            (17,030)
                                               ------------------- ------------------- ------------------- --------------------

                                               $         15,301    $         12,547    $         16,464    $         13,271
                                               ------------------- ------------------- ------------------- --------------------
      Goodwill
          Cost                                 $         91,620    $         97,009    $         87,025    $         92,747
          Accumulated amortization                      (70,449)            (88,318)            (69,449)            (87,251)
                                               ------------------- ------------------- ------------------- --------------------

                                               $         21,171    $          8,691    $         17,576    $          5,496
                                               =================== =================== =================== ====================
      Shareholders' equity
          Share capital                        $        492,411    $        565,237    $        489,611    $        560,943
          Contributed surplus                             1,498               1,498               1,487               1,487
          Cumulative translation
               adjustment                                (2,260)                 --              (8,854)                 --
          Deferred stock-based
               compensation costs                            --              (1,798)                 --              (2,867)
          Other capital                                      --               5,893                  --               7,693
          Deficit                                      (323,242)           (413,236)           (316,838)           (406,387)
          Accumulated other
               comprehensive loss                            --              (3,276)                 --              (9,870)
                                               ------------------- ------------------- ------------------- --------------------
                                               $        168,407    $        154,291    $        165,406    $        150,999
                                               =================== =================== =================== ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    STATEMENTS OF CASH FLOWS

    For the periods ended February 28, 2002 and 2003, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

    UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATION

    Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.

    The following unaudited pro forma information reflects the results of operations as if the acquisition of substantially all the assets of GNUBI COMMUNICATIONS, L.P., had been completed on September 1, 2001 and 2002.

    Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                                                THREE MONTHS                               THREE MONTHS
                                               ENDED FEBRUARY      SIX MONTHS ENDED       ENDED FEBRUARY      SIX MONTHS ENDED
                                                  28, 2003        FEBRUARY 28, 2003          28, 2002        FEBRUARY 28, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)           (UNAUDITED)           (UNAUDITED)          (UNAUDITED)
      Sales                                  $         14,753     $         32,701      $         16,290     $         39,636
      Net loss                               $         (4,379)    $         (7,047)     $        (30,031)    $        (57,064)
      Basis and diluted net loss per share   $         (0.07)     $         (0.11)      $         (0.48)     $         (0.93)

    NEW ACCOUNTING STANDARDS

    In July 2001, the Financial Accounting Standard Board (FASB) issued SFAS 142 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of this statement. For any acquisitions completed after June 30, 2001, goodwill is not amortized.

    The company adopted SFAS 142 prospectively on September 1, 2002. Since the adoption of this new statement, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the SFAS 142, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under SFAS 142, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

    The following table summarizes the impact of this change in accounting policy on the net loss and the net loss per share for the comparative previous periods on a pro forma basis:

                                                      THREE MONTHS ENDED        SIX MONTHS ENDED
                                                       FEBRUARY 28, 2002        FEBRUARY 28, 2002
                                                      --------------------     --------------------
                                                          (UNAUDITED)              (UNAUDITED)

    Net loss for the period                           $        (27,165)        $        (52,192)
    Add back:
    Amortization of goodwill for the period                     15,646                   31,338
                                                      --------------------     --------------------

    Pro forma net loss for the period                 $        (11,519)        $        (20,854)
                                                      ====================     ====================

    Pro forma basic and diluted net loss per share    $          (0.19)        $          (0.35)

    In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company adopted this new standard prospectively on September 1, 2002 and its adoption had no impact on the company's financial statements.

    In October 2001, the FASB issued SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

    In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002, or for transactions occurring after May 15, 2002 related to SFAS 13, paragraph 8 and 9 (c). This statement rescinds SFAS 4 "Reporting Gains and

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

    In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity". This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in SFAS 6 is met. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The company adopted this new standard prospectively on January 1, 2003, and its adoption had no impact on the company's financial statements.

    In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34", with disclosure requirements effective for periods ending after December 15, 2002 and recognition and measurement requirements effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

    FIN 45 provides a definition and examples of a guarantee and requires disclosure of the nature of the guarantee, the maximum potential amount of future payments, the carrying amount of the related liability, if any, the recourse provisions and assets held as collateral under the terms of the guarantee and the extent to which the proceeds of collateral would cover the maximum potential liability.

    It also clarifies the requirement of SFAS 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. It requires that the guarantor recognize a liability for the guarantee at its inception equal to its fair value at that time and that the liability is reduced as the risk under the guarantee reduces. The liability may be reduced at the end of the guarantee period, on a systematic amortization basis or as the fair value changes as appropriate.

    The company has adopted the disclosure requirements of FIN 45 for the three months ended February 28, 2003.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    In December 2002, the FASB issued Statement 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", revising the transition and disclosure provisions of SFAS 123. SFAS 148 allows companies to adopt SFAS 123 under three different methods. In addition, SFAS 148 requires increased disclosure for all companies, including those choosing not to adopt the accounting provision of SFAS 123. The transition and disclosure changes are effective for fiscal years ending after December 15, 2002. The company will disclose the information required in its annual financial statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U. S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING INCREASING GLOBAL GEO-POLITICAL AND ECONOMIC UNCERTAINTY AND OUR ABILITY TO EXECUTE SUCCESSFULLY IN THESE UNCERTAIN CONDITIONS; CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS SECTOR; MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING NEW PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED COMPANIES; THE COMPETITIVE LANDSCAPE; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, GEO-POLITICAL, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


OVERVIEW

         The fiber-optic telecommunications industry continues to be a very challenging environment. Many established telecommunications carriers pushed back the approval of their capital expenditure (CAPEX) budgets or reduced their CAPEX spending outright to improve their short-term financial situations, while a number of others filed for bankruptcy. Some of these financially leveraged carriers, in turn, resurfaced as new entities with lessened debt loads and reduced pricing strategies in order to attract former and new customers. These latest developments rendered competition even more fierce with more carriers chasing fewer spending dollars.

         Lower spending levels necessarily produced a trickle-down effect throughout the fiber-optic industry; namely, for optical system and component manufacturers as well as for test, measurement, monitoring and automation equipment vendors. Manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks.

Test, measurement, monitoring and automation equipment vendors also felt the impact of reduced carrier spending. However, they continued to market their products to carriers, who upgraded some of their existing long-haul networks or deployed new metro and access networks. Likewise, test, measurement, monitoring and automation equipment vendors still attracted the attention of a number of manufacturers, who kept investing in their research and development programs to stay ahead of the competition.

         During the second quarter of 2003, we launched the FTB-5500B Polarization Mode Dispersion (PMD) Analyzer, an essential test instrument for upgrading optical networks to 10 Gb/s and deploying a cascade of amplifiers. This patent-pending PMD Analyzer represents the only portable instrument that can characterize PMD levels in a network by sweeping through erbium-doped fiber amplifiers (EDFAs). Our PMD Analyzer can test an entire link with the utmost accuracy and repeatability in less than five seconds.

         In October 2002, we completed, through our newly created wholly owned subsidiary EXFO Gnubi Products Group Inc., the previously announced acquisition of substantially all the assets of GNUBI COMMUNICATIONS, L.P., a multi-channel telecom and datacom testing solutions supplier with an established customer base of Tier 1 system vendors and research and development laboratories. This acquisition was made to fully complement our offering, to enhance our competitive position with network service providers and system vendors as well as to expand our presence in the data communications test market. This acquisition was settled for a total consideration of $4.7 million. The consideration paid consisted in $1.9 million in cash, $2.8 million by the issuance of 1.5 million subordinate voting shares and a cash contingent consideration up to a maximum of $2.9 million, based on sales volume for the twelve months following the acquisition. This acquisition has been accounted for using the purchase method and resulted in goodwill of $3.0 million.

         During the first quarter of 2003, we reached a base of more than 10,000 test platforms on the global market and we launched three new products including the FTB-9310 Channel Selector, for commissioning and lighting channels in dense wavelength-division multiplexing (DWDM) networks; ProBond, a bonding option for the ProAlign(TM) 5000 Component Assembly Workstation; and the X-Cite 120 Illumination System, for fluorescence microscopy applications.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the critical accounting policies and estimates in our most recent annual report filed with securities commissions. The following details the changes in critical accounting policies that occurred since our most recent annual report.

         IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value. On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants Handbook (CICA), we performed an initial impairment test of goodwill based on a fair value method. For the purposes of this test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. For the purposes of this evaluation, we used future discounted cash flows to estimate the fair value of each reporting unit. The periods used for the cash flows were ten and eleven years, with annual growth rates ranging from 10% to 30% and discount rates ranging from 15% to 18%. The assumptions used reflect our best estimates. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill was not considered impaired.

         Furthermore, we assess impairment of intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value.

RESULTS OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations for the three months and the six months ended February 28, 2002 and 2003, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in thousands of US dollars, except per share data and as otherwise noted. Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP, except as described in note 11 to our interim consolidated financial statements.

                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                            FEBRUARY 28,                     FEBRUARY 28,
                                                   -------------------------------- --------------------------------
                                                        2003            2002             2003            2002
                                                   --------------- ---------------- --------------- ----------------
                                                                             (UNAUDITED)
 Sales                                             $    14,753     $    14,601      $     32,501    $     34,739
 Cost of sales                                           7,544          12,885            15,229          25,417
                                                   --------------- ---------------- --------------- ----------------
 Gross margin*                                           7,209           1,716            17,272           9,322
                                                   --------------- ---------------- --------------- ----------------

 Operating expenses
      Selling and administrative                         7,036           9,252            14,644          19,577
      Net research and development                       3,488           3,673             6,799           6,818
      Amortization of property, plant and
          equipment                                      1,510           1,487             2,994           2,835
      Amortization of intangible assets                  1,260           3,469             2,482           6,740
      Restructuring charges                                 --             447                --             857
                                                   --------------- ---------------- --------------- ----------------
 Total operating expenses                               13,294          18,328            26,919          36,827
                                                   --------------- ---------------- --------------- ----------------

 Loss from operations                                   (6,085)        (16,612)           (9,647)        (27,505)
 Interest income, net                                      294             279               550             978
 Foreign exchange gain (loss)                             (737)             54              (710)             87
                                                   --------------- ---------------- --------------- ----------------

 Loss before income taxes and amortization of
      goodwill                                          (6,528)        (16,279)           (9,807)        (26,440)
 Income tax recovery                                    (2,282)         (6,013)           (3,403)         (9,569)
                                                   --------------- ---------------- --------------- ----------------

 Loss before amortization of goodwill                   (4,246)        (10,266)           (6,404)        (16,871)
 Amortization of goodwill                                   --          12,409                --          24,859
                                                   --------------- ---------------- --------------- ----------------

 Net loss for the period                           $    (4,246)    $   (22,675)     $     (6,404)   $    (41,730)
                                                   =============== ================ =============== ================

 Basic and diluted net loss per share              $     (0.07)    $     (0.37)     $      (0.10)   $      (0.70)

 Research and development data:
      Gross research and development               $     4,415     $     4,823      $      8,622    $      9,033
      Net research and development                 $     3,488     $     3,673      $      6,799    $      6,818

 Other data:**
 Pro forma net loss                                $    (3,426)    $    (4,099)     $     (4,783)   $     (6,036)
 Basic and diluted pro forma net loss per share    $     (0.05)    $     (0.07)     $      (0.08)   $      (0.10)

* Including inventory write-offs of $5,862 and $9,362 for the three months and the six months ended February 28, 2002, respectively, nil in 2003.

** Net loss excluding amortization of goodwill and the after-tax effect of amortization of intangible assets, restructuring charges and inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 13 of this document for the detailed quantitative reconciliation.

                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                            FEBRUARY 28,                     FEBRUARY 28,
                                                   -------------------------------- --------------------------------
                                                        2003            2002             2003            2002
                                                   --------------- ---------------- --------------- ----------------
                                                                             (UNAUDITED)
 Sales                                                  100.0%          100.0%           100.0%          100.0%
 Cost of sales                                           51.1            88.2             46.9            73.2
                                                   --------------- ---------------- --------------- ----------------
 Gross margin*                                           48.9            11.8             53.1            26.8
                                                   --------------- ---------------- --------------- ----------------

 Operating expenses
      Selling and administrative                         47.7            63.4             45.1            56.4
      Net research and development                       23.6            25.2             20.9            19.6
      Amortization of property, plant and
          equipment                                      10.2            10.2              9.2             8.2
      Amortization of intangible assets                   8.6            23.7              7.6            19.4
      Restructuring charges                                --             3.1               --             2.4
                                                   --------------- ---------------- --------------- ----------------
 Total operating expenses                                90.1           125.6             82.8           106.0
                                                   --------------- ---------------- --------------- ----------------

 Loss from operations                                   (41.2)         (113.8)           (29.7)          (79.2)
 Interest income, net                                     2.0             1.9              1.7             2.8
 Foreign exchange gain (loss)                            (5.0)            0.4             (2.2)            0.3
                                                   --------------- ---------------- --------------- ----------------

 Loss before income taxes and amortization of
      goodwill                                          (44.2)         (111.5)           (30.2)          (76.1)
 Income tax recovery                                    (15.4)          (41.2)           (10.5)          (27.5)
                                                   --------------- ---------------- --------------- ----------------

 Loss before amortization of goodwill                   (28.8)          (70.3)           (19.7)          (48.6)
 Amortization of goodwill                                  --            85.0               --            71.5
                                                   --------------- ---------------- --------------- ----------------

 Net loss for the period                                (28.8)%        (155.3)%          (19.7)%        (120.1)%
                                                   =============== ================ =============== ================

 Research and development data:
      Gross research and development                     29.9%           33.0%            26.5%           26.0%
      Net research and development                       23.6%           25.2%            20.9%           19.6%

 Other data:**
 Pro forma net loss                                     (23.2)%         (28.1)%          (14.7)%         (17.4)%

* Including inventory write-offs of 40.1% and $26.9% for the three months and the six months ended February 28, 2002, respectively. Excluding these inventory write-offs, gross margin would have reached 51.9% and 53.8% of sales for the three months and the six months ended February 28, 2002, respectively. This latter information is a non-GAAP measure.

** Net loss excluding amortization of goodwill and the after-tax effect of amortization of intangible assets, restructuring charges and inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

SALES

         For the three months ended February 28, 2003, sales increased 1.0% to $14.8 million from $14.6 million for the same period last year. In 2003 and 2002, our second quarters were affected by seasonality issues because we witnessed less year-end budgetary flush-out in December; many network service providers delayed their budget approvals until February. In addition, there are two weeks less of sales during this quarter due to the holiday season.

         The fiber-optic telecommunications industry continues to be a very challenging environment. Many established telecommunications carriers pushed back the approval of their capital expenditure (CAPEX) budgets or reduced their CAPEX spending outright to improve their short-term financial situations, while a number of others filed for bankruptcy. Some of these financially leveraged carriers, in turn, resurfaced as new entities with lessened debt loads and reduced pricing strategies in order to attract former and new customers. These latest developments rendered competition even more fierce with more carriers chasing fewer spending dollars.

         Lower spending levels necessarily produced a trickle-down effect throughout the fiber-optic industry; namely, for optical system and component manufacturers as well as for test, measurement, monitoring and automation equipment vendors. Manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks.

         Test, measurement, monitoring and automation equipment vendors also felt the impact of reduced carrier spending. However, they continued to market their products to carriers, who upgraded some of their existing long-haul networks or deployed new metro and access networks. Likewise, test, measurement, monitoring and automation equipment vendors still attracted the attention of a number of manufacturers, who kept investing in their research and development programs to stay ahead of the competition.

         With regard to sales distribution, it was a 64%-36% split in favor of our Portable and Monitoring products for the three months ended February 28, 2003, compared to 50%-50% for the same period last year. We expect the sales split to remain relatively unchanged in upcoming quarters, given the state of the telecommunications industry.

         Net accepted orders decreased 11% to $11.8 million in the second quarter of 2003 from $13.3 million for the same period last year. Our net book-to-bill ratio decreased to 0.80 in the second quarter of 2003, compared to
0.91 for the same period last year.

         North American sales accounted for 51% and 48% of global sales for the three months ended February 28, 2003 and 2002, respectively. International sales represented 49% and 52% of global sales for the three months ended February 28, 2003 and 2002, respectively. In the second quarter of 2003 and 2002, we have seen the geographic distribution of our sales near 50%-50% between North America and the rest of the world, which differs from preceding quarters. A large portion of our products to the North American market is sold to network service providers, who delayed their budget approvals until February the last two years due to difficult market conditions.

         We sell our products to a broad range of customers including telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories. For the three months ended February 28, 2003, no customer accounted for more than 4.5% of our sales, with our top three customers representing 12.2 % of our sales. For the three months ended February 28, 2002, no customer accounted for more than 4.6% of our sales.

         For the six months ended February 28, 2003, sales decreased 6.4% to $32.5 million from $34.7 million for the same period last year. The decrease in sales directly relates to a reduced demand for our products and pricing pressure attributable to the severe downturn in the telecommunications industry. Despite the acquisitions of EXFO Protocol and EXFO Gnubi, we were not able to maintain our sales level year over year.

         With regard to sales distribution, it was a 66%-34% split in favor of our Portable and Monitoring products for the six months ended February 28, 2003, compared to 57%-43% in favor of our Portable and Monitoring products for the same period last year.

         Net accepted orders increased 6% to $27.6 million in the first half of 2003 from $26.0 million for the same period last year. Our net book-to-bill ratio increased to 0.85 in the first half of 2003, compared to 0.75 for the same period last year.

         North American sales accounted for 57% and 53% of global sales for the six months ended February 28, 2003, and 2002, respectively. International sales represented 43% and 47% of global sales for the six months ended February 28, 2003 and 2002, respectively. The shift in the geographic distribution of our sales is due to the decrease in sales to the Asian market, where most of our sales are made through tenders, which may vary in number and significance from period to period.

         For the six months ended February 28, 2003, no customer accounted for more than 8.7% of our sales, with our top three customers representing 18.4 % of our sales. For the six months ended February 28, 2002, no customer accounted for more than 5.9% of our sales.


GROSS MARGIN

         Gross margin amounted to 48.9% of sales for the three months ended February 28, 2003, compared to 11.8% for the same period last year.

         The percentage increase is due to the fact that, during the second quarter of 2002, we recorded $5.9 million in inventory write-offs for excess and obsolete inventories. Excluding this special charge, gross margin would have reached 51.9% of sales for that period, resulting in a decrease of 3% of our gross margin in the second quarter of 2003. That percentage decrease is mainly due to pricing pressure and the shift in product mix. Portable and Monitoring products represented a larger portion of our sales in the second quarter of 2003, compared to the same period last year; these products tend to be lower-margin products. However, this decrease was offset in part by the shift in the geographic distribution of our sales. In the second quarter of 2003, this shift resulted in more sales in North America, where gross margins tend to be higher, and less sales made internationally, where gross margins tend to be lower.

         Gross margin amounted to 53.1% of sales for the six months ended February 28, 2003, compared to 26.8% for the same period last year.

         The percentage increase is due to the fact that, during the first half of 2002, we recorded $9.4 million in inventory write-offs for excess and obsolete inventories. Excluding this special charge, gross margin would have reached 53.8% of sales for that period, resulting in a slight decrease of 0.7% of our gross margin in the first half of 2003. That percentage decrease is mainly explained by the competitive landscape leading to pricing pressure and margin erosion, and by the fact that Portable and Monitoring products represented a larger portion of our sales in the first half of 2003, compared to the same period last year; these products tend to be lower-margin products. However, our restructuring efforts in 2002 and our increased efficiency helped us mitigate these factors.

         We expect our gross margin to fluctuate in the upcoming quarters as our sales may fluctuate. Our gross margin can be negatively affected by competitive pricing pressure, increase in obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the fiber-optic test, measurement, monitoring and automation industry.


SELLING AND ADMINISTRATIVE

         For the three months ended February 28, 2003, selling and administrative expenses were $7.0 million, or 47.7% of sales, compared to $9.3 million, or 63.4% of sales for the same period last year. The dollar decrease is directly related to lower expenses resulting from our restructuring plans, mainly implemented during the second and the third quarter of 2002. However, this decrease was slightly offset by the impact of the acquisition EXFO Gnubi in October 2002. Overall, despite the acquisition EXFO Gnubi, we were able to reduce our selling and administrative expenses as a percentage of sales by over 15%, mainly because of our recent restructuring efforts.

         For the six months ended February 28, 2003, selling and administrative expenses were $14.6 million, or 45.1% of sales, compared to $19.6 million, or 56.4% of sales for the same period last year. The dollar decrease is directly related to lower expenses resulting from our restructuring plans, mainly implemented during the second and the third quarter of 2002 and from lower commission expenses since our sales decreased year over year. However, this decrease was offset in part by the impact of the acquisitions of EXFO protocol and EXFO Gnubi in November 2001 and October 2002, respectively. Overall, despite the slight decrease in sales in the first half of 2003, compared to the same period last year and the effects of the acquisitions of EXFO Protocol and EXFO Gnubi, we were able to reduce our selling and administrative expenses as a percentage of sales by over 11%, mainly because of our recent restructuring efforts.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, as well as provide quality service to customers and integrate our acquired businesses.


RESEARCH AND DEVELOPMENT

         For the three months ended February 28, 2003, gross research and development expenses totaled $4.4 million, or 29.9% of sales, compared to $4.8 million, or 33.0% of sales for the same period last year. The decrease in gross research and development dollars quarter over quarter is due to the effects of our recent restructuring actions offset in part by the effects of the acquisition of EXFO Gnubi, which carried out research and development activities.

The percentage decrease can be explained by the fact that in the second quarter of 2002, we were just at the beginning of our restructuring efforts, and gross research and development expenses were not yet fully affected by those efforts. However, despite challenging market conditions, we continue investing heavily in research and development, which reflects our strong focus on innovation despite the decrease in sales. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensuring the long-term growth and profitability of the company. In the second quarter of 2003, 58% of sales originated from products that have been on the market for two years or less. For the second quarter of 2002, this number reached 50% of sales.

         For the three months ended February 28, 2003, tax credits and grants from federal, provincial and state governments for research and development activities were $927,000, or 21.0% of gross research and development expenses, compared to $1.2 million, or 23.8% of gross research and development expenses for the same period last year. The decrease in our tax credits and grants, in dollars amounts, is mainly related to the decrease in our gross research and development expenses. The primary reasons for the percentage decrease are the end of certain government grant programs and the recent acquisition of U.S.-based EXFO Gnubi, as we carried out more research and development activities in the U.S., where such activities are not eligible for tax credits.

         In terms of net research and development expenses, they amounted to 23.6% and 25.2% of sales for the three months ended February 28, 2003 and 2002, respectively. Although we intend to reduce our research and development expenses as a percentage of sales in the future, we expect to continue investing heavily in research and development in the upcoming year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.

         For the six months ended February 28, 2003, gross research and development expenses totaled $8.6 million, or 26.5% of sales, compared to $9.0 million, or 26.0% of sales for the same period last year. The decrease in gross research and development dollars year over year is due to the effects of our recent restructuring actions, mostly offset by the effects of the acquisitions of EXFO Protocol and EXFO Gnubi, which carried out a significant level of our research and development activities. The slight percentage increase is the result of the acquisitions of EXFO Protocol and EXFO Gnubi. In the first half of 2003, 51% of sales originated from products that have been on the market for two years or less. For the first half of 2002, this number reached 50% of sales.

         For the six months ended February 28, 2003, tax credits and grants from federal, provincial and state governments for research and development activities were $1.8 million, or 21.1% of gross research and development expenses, compared to $2.2 million, or 24.5% of gross research and development expenses for the same period last year. The primary reasons for the percentage decrease are the end of certain government grant programs and the recent acquisition of U.S.-based Gnubi, as we carried out more research and development activities in the U.S., where such activities are not eligible for tax credits.

         In terms of net research and development expenses, they amounted to 20.9% and 19.6% of sales for the six months ended February 28, 2003 and 2002, respectively.

AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the four strategic acquisitions that we made over the last two fiscal years and in the first quarter of 2003, we recorded $62 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisitions, resulted in amortization expenses of $1.3 million and $3.5 million for the three months ended February 28, 2003 and 2002, respectively, and of $2,5 million and $6,7 million for the six months ended February 28, 2003 and 2002, respectively.

         Intangible assets related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions were reviewed for impairment in May 2002 and this resulted in a pre-tax write-down charge of $23.7 million in the third quarter of 2002. Considering this write-down, the amortization of intangible assets decreased by approximately $1.6 million in each of the first two quarters of 2003, compared to the same periods last year. Also, as at August 31, 2002, acquired in-process research and development and work force related to the acquisitions made over the last two fiscal years were fully amortized.


RESTRUCTURING CHARGES

         In November 2002, we implemented a structured plan to reduce our costs. Under that plan, we recorded $410,000 in severance expenses for the 101 employees who were terminated.

         Furthermore, in February 2002, we implemented an additional structured plan to further reduce our costs and align them to market conditions. We recorded $447,000 in severance expenses for the additional 57 employees who were terminated.

         During the first half of 2003, no such actions were needed and these severance expenses were fully paid.

         Our past cost-cutting measures represented our best efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.


INTEREST INCOME, NET

         Net interest income amounted to $294,000 and $279,000 for the three months ended February 28, 2003 and 2002, respectively. The slight increase in our net interest income in the second quarter of 2003, compared to the same period last year is directly related to the increase in our short-term investments as well as increase in interest rates.

         Net interest income amounted to $550,000 and $978,000 for the six months ended February 28, 2003 and 2002, respectively. The decrease in our net interest income in the first half of 2003 compared to the same period last year, is directly related to the use of short-term investments to finance the strategic acquisitions of EXFO Protocol and EXFO Gnubi, our operating activities of fiscal 2002 and the purchases of property, plant and equipment.

         We expect our net interest income to increase over the next quarters as our cash and cash equivalents and our short-term investments increased in the last quarter.


FOREIGN EXCHANGE GAIN (LOSS)

         Foreign exchange loss amounted to $737,000 for the three months ended February 28, 2003, compared to a foreign exchange gain of $54,000 for the same period last year. Foreign exchange loss amounted to $710,000 for the six months ended February 28, 2003, compared to a foreign exchange gain of $87,000 for the same period last year.

         The foreign exchange gains or losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the second quarter of 2003, the Canadian dollar value increased significantly, as compared to the US dollar resulting in a significant foreign exchange loss during the second quarter of 2003.

         We manage our exposure to currency risk with forward exchange contracts and operating activities denominated in currencies other than the Canadian dollar.


INCOME TAXES

         Our effective income tax recovery rate was 35.0% and 36.9% for the three months ended February 28, 2003 and 2002, respectively and 34.7% and 36.2% for the six months ended February 28, 2003 and 2002, respectively.

         The decrease in our effective income tax recovery rate for both periods is explained by the fact that, last year, operating loss was carried back for tax purposes and applied against specific prior years' taxable income that was taxed at higher rates.

         As at February 28, 2003, future income tax assets were $17.4 million and mainly relate to tax losses, provisions and accruals as well as research and development expenses. Our current forecasts demonstrate that most of the future income tax assets should be recovered over the next three fiscal years. However, if we obtain information that causes our forecast of future taxable income to change, or if actual future taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our net earnings in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis.

         Research and development expenses and most of the provisions and accruals can be carried forward indefinitely against future years taxable income. The Canadian tax losses, which represent $6.1 million in future income tax assets, expire over the next seven years, while U.S. tax losses, which represent $4.6 million in future income tax assets, expire in 19 and 20 years.

         Furthermore, as at February 28, 2003, income taxes and tax credits recoverable were $9.5 million. The current portion, amounting to $4.0 million, consists of income taxes recoverable upon the carry-back of the fiscal 2002 tax losses, as well as refundable research and development tax credits earned in previous periods. The long-term portion, amounting to $5.5 million, represents current and previous periods' research and development tax credits refundable in future years, as well as tax deductions that can be carried back against previous years taxable income.


AMORTIZATION OF GOODWILL

         In conjunction with the four strategic acquisitions that we made over the last two fiscal years and in the first quarter of 2003, we recorded $312.0 million in goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expense of $12.4 million and $24.9 million in the first two quarters of 2002, respectively. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in sections 1581 and 3062 of the CICA handbook and, consequently, goodwill resulting from these acquisitions was not amortized.

         As of September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expense for goodwill.


NET LOSS

         Net loss amounted to $4.2 million and $22.7 million for the three months ended February 28, 2003 and 2002, respectively. In terms of per share amounts, we recorded a net loss of $0.07 and $0.37 for the three months ended February 28, 2003 and 2002, respectively.


         Net loss amounted to $6.4 million and $41.7 million for the six months ended February 28, 2003 and 2002, respectively. In terms of per share amounts, we recorded a net loss of $0.10 and $0.70 for the six months ended February 28, 2003 and 2002, respectively.


PRO FORMA NET LOSS

         As a measure to assess financial performance, we use pro forma net loss and pro forma net loss per share. Pro forma net loss represents net loss excluding amortization of goodwill and the after-tax effect of amortization of intangible assets, restructuring charges and inventory write-offs.

         Pro forma net loss amounted to $3.4 million and $4.1 million for the three months ended February 28, 2003 and 2002, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.05 and $0.07 for the three months ended February 28, 2003 and 2002, respectively. Pro forma net loss amounted to $4.8 million and $6.0 million for the six months ended February 28, 2003 and 2002, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.08 and $0.10 for the six months ended February 28, 2003 and 2002, respectively.

         Pro forma net loss is reconciled as follows:

                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                            FEBRUARY 28,                     FEBRUARY 28,
                                                   -------------------------------- --------------------------------
                                                        2003            2002             2003            2002
                                                   --------------- ---------------- --------------- ----------------
                                                                             (UNAUDITED)
 Net loss in accordance with GAAP                  $    (4,246)    $   (22,675)     $     (6,404)   $    (41,730)

 Pro forma adjustments:
 Amortization of goodwill                                   --          12,409                --          24,859
 Amortization of intangible assets                       1,260           3,469             2,482           6,740
 Tax effect on amortization of intangible assets          (440)         (1,281)             (861)         (2,426)
 Restructuring charges and inventory write-offs             --           6,309                --          10,219
 Tax effect on restructuring charges and
      inventory write-offs                                  --         (2,330)                --          (3,698)
                                                   --------------- ---------------- --------------- ----------------

 Pro forma net loss                                $    (3,426)    $    (4,099)           (4,783)         (6,036)
                                                   =============== ================ =============== ================

 Basic and diluted net loss per share              $     (0.07)    $     (0.37)     $      (0.10)   $      (0.70)
 Basic and diluted pro forma net loss per share    $     (0.05)    $     (0.07)     $      (0.08)   $      (0.10)

         We provide pro forma financial information to help the investor better understand our operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.


LIQUIDITY AND CAPITAL RESOURCES

         We finance our major investments and meet our capital expenditure requirements mainly through cash flows from operations, the use of cash and cash equivalents and short-term investments and the issuance of subordinate voting shares.

CASH POSITION AND SHORT-TERM INVESTMENTS

         As at February 28, 2003, cash and cash equivalents as well as short-term investments consisted of $57.8 million. Our working capital was at $89.0 million. Our cash and cash equivalents and short-term investments increased by $9.2 million since November 30, 2002, this was mainly due to cash flows from operations of $6.6 million and an unrealized foreign exchange gain of $3.0 million on cash and cash equivalents and short-term investments. This unrealized foreign exchange gain results from the translation of our financial statements in US dollars and is recorded in the cumulative translation adjustment in the balance sheet.

         As at February 28, 2003, total commitments under operating leases and long-term debt over the next twelve months amounted to $1.5 million. Also, in accordance with the assets purchase agreement for the acquisition of EXFO Gnubi, we may have to pay a contingent cash consideration up to $2.9 million in December 2003. On the other hand, we should recover $4.0 million in income taxes and tax credits over the next twelve months.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $6.6 million for the three months ended February 28, 2003, compared to cash flows used of $4.7 million for the same period last year. Cash flows provided by operating activities in the second quarter of 2003 were primarily due to the decrease of accounts receivable of 3.7 million, the decrease of income taxes and tax credits recoverable of $5.3 million and the decrease of inventories of $1.8 million, less the net loss after items not affecting cash and cash equivalents of $3.7 millions. The decrease in our accounts receivable is related to the decrease in our sales level, the recovery of government grants during the quarter and the slight improvement in our days of sales outstanding (DSOs). The decrease in our income taxes and tax credits recoverable is related to the recovery, during the quarter, of income taxes and research and development tax credits recoverable from previous periods. The decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the continued slowdown in our industry.

         During the second quarter of 2003, the major items not affecting cash and cash equivalents consisted of amortization expenses of $2.8 million and future income tax recovery of $2.2 million.

         Cash flows provided by operating activities were $9.4 million for the six months ended February 28, 2003, compared to cash flows used of $6.4 million for the same period last year. Cash flows provided by operating activities in the second half of 2003 were primarily due to the decrease of accounts receivable of $3.4 million, the decrease of income taxes and tax credits recoverable of $10.6 million and the decrease of inventories of $4.0 million, less the net loss after items not affecting cash and cash equivalents of $7.8 million. The decrease in our accounts receivable is related to the decrease in our sales level and the recovery, during the semester, of government grants. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the semester, of income taxes and research and development tax credits recoverable from previous periods. The decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the continued slowdown in our industry.

         During the first half of 2003, the major items not affecting cash and cash equivalents consisted of amortization expenses of $5.5 million and future income tax recovery of $7.1 million.

FINANCING ACTIVITIES

         Cash flows used by financing activities were $39,000 and $22,000 for the three months ended February 28, 2003 and 2002, respectively and $63,000 and $47,000 for the six months ended February 28, 2003 and 2002, respectively. Cash flows used by financing activities in these periods were mainly due to the repayment of our long-term debt.

         As at February 28, 2003, we had credit facilities that provide for advances of up to CA$10 million (US$6.7 million) under a line of credit. This line of credit bears interest at prime rate.

         The annual minimum principal repayments of our long-term debt over the next five fiscal years range from $100,000 to $146 000 a year.

INVESTING ACTIVITIES

         Cash flows used by investing activities were $6.9 million and $8.0 million for the three months ended February 28, 2003 and 2002, respectively.

         In the second quarter of 2003, we acquired $6.5 million in short-term investments and we paid $367,000 for the purchases of property, plant and equipment and intangible assets. We used our cash flows from operations to acquire short-term investments.

         Cash flows used by investing activities were $11.8 million for the six months ended February 28, 2003, compared to cash flow provided by investing activities of $7.0 million for the same period last year.

         In the first half of 2003, we acquired for $7.9 million in short-term investments and we paid $1.9 million and $2.0 million, respectively, for the acquisition of EXFO Gnubi and the purchases of property, plant and equipment and intangible assets. We used our cash flows from operating activities to finance our investing activities.

OUTLOOK

         There can be no assurance as to whether and when we will return to profitability or that our sales will return to prior levels. However, we believe that our cash balances and short-term investments, combined with cash flows from operations and available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for at least the next 12 months. On the other hand, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.


STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 3,711,740 as at February 28, 2003. The weighted average exercise price of those stock options was $15.46, compared to the market price of $2,20 per share as at February 28, 2003. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at February 28, 2003:

                                                                                        WEIGHTED
                                                                   % OF ISSUED           AVERAGE
                                                                       AND              EXERCISE
                                                   NUMBER          OUTSTANDING            PRICE
                                               ---------------    ---------------     --------------
Chairman of the Board, President and CEO
(one individual)                                    150,482               4.05%       $       9.91
Board of Directors (four individuals)               131,875               3.55%       $       7.41
Management and Corporate Officers
(ten individuals)                                   639,155              17.22%       $      15.36
                                               ---------------    ---------------     --------------

                                                    921,512              24.82%       $      13.33
                                               ===============    ===============     ==============

         On September 1, 2002, we adopted prospectively the new section 3870 of the CICA handbook, "Stock-Based Compensation and Other Stock-Based Payments" and the new rules of this section apply to awards granted after that date. As permitted by the CICA, we choose not account for the stock-based compensation costs arising from awards to employees, but we complied with the required pro forma disclosures with respect to net earnings and net earnings per share in our interim consolidated financial statements. During the first half of 2003, we granted 1,233,950 options to our employees with an average exercise price of $1.94. Using the Black-Scholes valuation model, the weighted average fair value per option is $0.77 and the aggregate stock-based compensation costs for these options is $948,400. These compensation costs will be amortized using the graded vesting method over the vesting period being four years, resulting in stock-based compensation costs of $381,500, $290,800, $180,500, $87,000 and
$8,600 over the next five fiscal years, respectively.

         Like many other companies, we do not believe that the use of the Black-Scholes option valuation model provides a reliable single measure of the fair value of our employees' stock options and stock awards, mainly because this model was developed for use in estimating fair value of traded options and because it requires the input of highly subjective assumptions, including the expected stock price volatility.


NEW ACCOUNTING STANDARDS

         In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. We adopted this new standard prospectively on September 1, 2002. We elected not to account for stock-based compensation costs arising from awards to our employees using the fair value-based method and consequently, the adoption of this new standard had no impact on our financial results. However, we complied with the standard by providing the required pro forma disclosures.

         In August 2001, the CICA issued section 3062 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of this section.

         For any acquisitions completed after June 30, 2001, goodwill is not amortized.

         We adopted section 3062 prospectively on September 1, 2002. Since the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, we performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

         Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.


RISKS AND UNCERTAINTIES

         Over the past few years, we have been able to manage our activities, focus on research and development of new and innovative products, penetrate international markets and close important strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the fiber-optic test, measurement, monitoring and automation industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

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         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosures documents published with securities commissions.